

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed May 6, 2015**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2015 letter.

Age of Financial Statements

1. Please update the financial statements and other financial information in the filing to include the fiscal quarter ended March 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 33

2. Please revise the title of this section to indicate that you are addressing both capital resources and liquidity per Item 303 of Regulation S-K.

3.   We note your statement that the company was cash-positive during 2014, because you entered into a new factoring agreement in September of 2012 with a lower interest rate. However, although you reported cash of $787,238 and accounts receivable of $330,538, current liabilities exceeded current assets at year-end. Your disclosures do not provide any insight into the reasons for the changes in working capital components. In this regard, please revise to provide a balanced disclosure of liquidity and capital resources to not only discuss the amounts of cash and accounts receivable on hand as of December 31, 2014, but to also address the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts payable, other current liabilities and notes payable. Refer to Item 303 of Regulation S-K and section IV of the SEC Interpretive Release No. 33-8350.

3. Summary of Significant Accounting Policies

Revenue Recognition, page 70

4.   We note your response to comment two. Expand your revenue recognition policy to disclose your policy of recognizing revenue on a gross basis and the significant factors that you rely upon for this determination.

        You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Tony Patel, Esq.